SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

TEEKAY OFFSHORE PARTNERS L.P.

(Name of Issuer)

Partners Limited

Brookfield Asset Management Inc.

Brookfield Private Equity Inc.

Brookfield Private Equity Group Holdings LP

BCP GP Limited

Brookfield Capital Partners Ltd.

Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P.

Brookfield Capital Partners (Bermuda) Ltd.

Brookfield TK Acquisition Holdings LP

Brookfield TK Block Acquisition LP

Brookfield TK TOGP LP

Brookfield TK TOLP LP

Brookfield TK Merger Sub LLC

Teekay Offshore GP L.L.C.

Teekay Offshore Partners L.P.

(Names of Persons Filing Statement)

Common Units

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number of Class of Securities)

Edith Robinson	Kathy Sarpash
Teekay Offshore Partners L.P.	Brookfield Asset Management Inc.
4th Floor, Belvedere Building, 69 Pitts	Brookfield Place
Bay Road, Hamilton, HM 08, Bermuda	181 Bay Street, Suite 300
(441) 405-5560	Toronto, Ontario M5J 2T3
(416) 363-9491

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Michael Swidler, Esq.		Douglas Bacon, P.C.
Mike Rosenwasser, Esq.		Matthew R. Pacey, P.C.
Baker Botts L.L.P.		Kirkland & Ellis LLP
30 Rockefeller Plaza		609 Main Street, 45th Floor
New York, New York 10112		Houston, Texas 77002
(212) 408-2500		(713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.                            ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                            ☐ The filing of a registration statement under the Securities Act of 1933.

c.                             ☐ A tender offer.

d.                            ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$170,012,317.30*	$22,068**

*                                         Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction valuation was determined based upon the product of (a) 109,685,366 Common Units to be converted into the right to receive cash merger consideration described herein by (b) by $1.55, the per unit cash payment to be received in the merger described herein.

**                                  In accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, the filing fee of $22,068 was determined by multiplying 0.0001298 by the maximum aggregate cash payment of $170,012,317.30.

☒                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $22,068	Filing Party: Teekay Offshore Partners L.P.
Form or Registration No.: Schedule 13E-3	Date Filed: October 28, 2019

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Brookfield TK Acquisition Holdings LP, a Bermuda limited partnership (“Parent”); (iii) Brookfield TK Merger Sub LLC, a Marshall Islands limited liability company (“Merger Sub”); (iv) Teekay Offshore GP L.L.C., a Marshall Islands limited liability company and the general partner of the Partnership (“Partnership GP”); (v) Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada; (vi) Partners Limited, a corporation formed under the laws of Ontario, Canada; (vii) Brookfield TK TOLP LP, a Bermuda limited partnership (“Brookfield TOLP”); (viii) Brookfield TK TOGP LP, a Bermuda limited partnership (“Brookfield TOGP”); (ix) Brookfield Capital Partners Ltd., a corporation formed under the laws of Ontario, Canada; (x) Brookfield Capital Partners (Bermuda) Ltd., a Bermuda corporation; (xi) BCP GP Limited, a corporation formed under the laws of Ontario, Canada; (xii) Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership; (xiii) Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada; (xiv) Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., a limited partnership formed under the laws of Ontario, Canada (“Brookfield Private Institutional”); and (xv) Brookfield TK Block Acquisition LP, a Bermuda limited partnership (“Brookfield TK Block”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 30, 2019 (the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent, Merger Sub, Brookfield TOGP, Brookfield TK Block, Brookfield Private Institutional and Brookfield TOLP. Pursuant to the terms of the Merger Agreement, Parent has agreed to acquire all of the publicly held Common Units (other than the Sponsor Units (as defined in the Merger Agreement)) in the Partnership. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent, certain of its affiliates and Partnership GP (the “Merger”), all of which are indirect controlled subsidiaries of Brookfield Business Partners L.P. and certain of its affiliates and institutional partners (“Brookfield”). The Merger will become effective upon the filing of a properly executed certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”).

The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Units) will be converted into the right to receive $1.55 in cash, to be paid without any interest thereon and reduced by any applicable tax withholding (the “Cash Merger Consideration”). As an alternative to receiving the Cash Merger Consideration, each holder of record of Common Units other than Sponsor Units immediately prior to the Election Deadline will have the option to elect to forego the right to receive the Cash Merger Consideration with respect to all of such holder’s Common Units and instead receive one newly designated unlisted Class A Common Unit of the Partnership (the “Class A Common Units”) per Common Unit (the “Unit Alternative”).

The Class A Common Units will be economically equivalent to the Sponsor Units following the closing of the Merger, but will have limited voting rights and limited transferability. As of the Effective Time, all of the Common Units converted into the right to receive the Cash Merger Consideration or the Unit Alternative will no longer be outstanding and will automatically be canceled and cease to exist. Each Common Unit with respect to which either a properly completed Election Form and Letter of Transmittal is not submitted by the Election Deadline or in respect of which no election is made will be deemed to have elected to receive the Cash Merger Consideration. If the Merger is completed, the Common Units will cease to be listed on the New York Stock Exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.

Each Sponsor Unit issued and outstanding immediately prior to the Effective Time will be reclassified as a Class B Common Unit of the Partnership (the “Class B Common Units”) but will be otherwise unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. Parent will also be issued a number of Class B Common Units equal to the number of Common Units converted into the right to receive the Cash Merger Consideration.

Each of the Partnership’s 7.25% Series A Cumulative Redeemable Preferred Units, 8.50% Series B Cumulative Redeemable Preferred Units and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units issued and outstanding as of immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof. The General Partner Interest issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof. The Partnership’s incentive distribution rights (“IDRs”) issued and outstanding immediately prior to the Effective Time will be automatically canceled and cease to exist, and no consideration shall be delivered in respect of the cancellation of the IDRs.

The closing of the Merger will occur at 10:00 a.m. (Central Time) on the third business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as the Partnership and Parent agree.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (the “GP Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of the Partnership and of the holders of Common Units other than Partnership GP, Brookfield Private Institutional, Brookfield TK Block, Brookfield TOLP, Parent, Merger Sub and their respective Affiliates, which includes their respective directors and officers and members of Partnership GP’s senior management team, who are executive officers of Teekay Offshore Group Ltd. (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting “Special Approval” for all purposes under the Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of January 23, 2018 (as amended, modified or supplemented as of the date hereof, the “Partnership Agreement”), and (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the Partnership’s limited partners holding Common Units (the “Common Unitholders”) the approval of the Merger Agreement and the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group, L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, to the effect that, as of September 30, 2019, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the Cash Merger Consideration is fair, from a financial point of view, to the Unaffiliated Unitholders.

The GP Board, acting based upon the “Special Approval”, has unanimously (i) determined that the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders by written consent and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders.

The Conflicts Committee and the GP Board considered the existence of the Unit Alternative in making their respective determinations, approvals and recommendations with regard to the Merger Agreement and the Merger and concluded that the inclusion of the Unit Alternative in the Merger Agreement would not affect their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders).  However, neither the Conflicts Committee nor the GP Board evaluated or negotiated the terms or conditions of or assigned a value to the Unit Alternative, and neither the Conflicts Committee nor the GP Board have made any recommendation to the Unaffiliated Unitholders with regard to the Unit Election. The Conflicts Committee and the GP Board determined to accommodate Brookfield’s request to include the Unit Alternative in the Merger Agreement because (i) as an option, the Unit Alternative did not affect their respective determinations, approvals or recommendations with regard to the Merger Agreement and the Merger (including, in the case of the GP Board, with respect to the fairness of the transaction to Unaffiliated Unitholders) and (ii) they determined not to deny Unaffiliated Unitholders an option to continue to hold an interest in the Partnership following privatization.

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote of the limited partners constituting a majority of the outstanding Common Units, voting as a class (“Partnership Unitholder Approval”). As permitted by the Marshall Islands Limited Partnership Act (as amended, supplemented or restated from time to time) and the Partnership Agreement, immediately following the execution of the Merger Agreement, the Brookfield Affiliated Holders delivered to Partnership GP a written consent of limited partners constituting a majority of the outstanding Common Units approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which consent constitutes Partnership Unitholder Approval. As a result, the Partnership has not solicited and is not soliciting your approval of the Merger Agreement or the transactions contemplated thereby. Assuming the timely satisfaction or waiver of the conditions set forth in the Merger Agreement, the Partnership currently anticipates that the Merger will be completed in the first quarter of 2020.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.                                                SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

ITEM 2.                                                SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)                                 Name and Address.

Teekay Offshore Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda

(441) 405-5560

(b)                                 Securities. The subject class of equity securities is the Common Units. As of June 30, 2019, 410,707,764, Common Units were outstanding.

(c)                                  Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information—Common Unit Market Price Information”

(d)                                 Dividends. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Consummation of the Merger”

“Common Unit Market Price and Distribution Information—Distribution Information”

(e)                                  Prior Public Offerings. None.

(f)                                   Prior Stock Purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Certain Purchases and Sales of Common Units”

“Past Contacts, Transactions and Negotiations and Agreements”

ITEM 3.                                                IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) - (c)         Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Information Concerning the Partnership—About the Partnership”

“Information Concerning the Brookfield Filing Parties—Identity and Background of the Brookfield Filing Parties”

ITEM 4.                                                TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)                                 Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Equity Commitment Letter”

“Special Factors—Provisions for Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

(c)                                  Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Equity Commitment Letter”

“Special Factors—Provisions for Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement”

“Description of the Amended and Restated Partnership Agreement”

Annex A: Merger Agreement

(d)                                 Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Unitholders”

(f)                                   Eligibility for Listing or Trading. Not applicable.

ITEM 5.                                                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)                                 Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Equity Commitment Letter”

“Certain Purchases and Sales of Common Units”

“Information Concerning the Partnership—About the Partnership”

“Information Concerning the Brookfield Filing Parties—Identity and Background of the Brookfield Filing Parties”

“Past Contacts, Transactions and Negotiations and Agreements”

“Where You Can Find More Information”

(b) - (c)         Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Equity Commitment Letter”

“The Merger Agreement”

“Past Contacts, Transactions and Negotiations and Agreements”

Annex A: Merger Agreement

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Past Contacts, Transactions and Negotiations and Agreements”

“Where You Can Find More Information”

Annex A: Merger Agreement

ITEM 6.                                                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)                                 Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Treatment of Sponsor Units, Preferred Units and the General Partner Interest”

“The Merger Agreement—Treatment of Warrants”

“The Merger Agreement—Treatment of Equity Awards”

“The Merger Agreement—Treatment of Incentive Distribution Rights”

“Delisting and Deregistration”

Annex A: Merger Agreement

(c)                                  (1) - (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Delisting and Deregistration”

“Common Unit Market Price and Distribution Information—Distribution Information”

Annex A: Merger Agreement

ITEM 7.                                                PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)                                 Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

(b)                                 Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“Where You Can Find More Information”

(c)                                  Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

Annex C: Written Opinion of Evercore to the Conflicts Committee

(d)                                 Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Ownership of the Partnership After the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Equity Commitment Letter”

“Special Factors—No Appraisal Rights”

“Special Factors—Delisting and Deregistration of Common Units”

“The Merger Agreement”

“Delisting and Deregistration”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

ITEM 8.                FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) - (b)        Fairness; Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

“The Merger Agreement”

Annex C: Written Opinion of Evercore to the Conflicts Committee

(c)                                  Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“The Merger Agreement—Unitholder Approval”

(d)                                 Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

Annex C: Written Opinion of Evercore to the Conflicts Committee

(e)                                  Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

(f)                                   Other Offers. Not Applicable.

ITEM 9.                REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015

(a) - (b)        Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated as of June 20, 2019, June 25, 2019, June 27, 2019, August 16, 2019, September 26, 2019 and September 30, 2019 are set forth as Exhibits (c)(2) — (c)(7), respectively, hereto and are incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

Annex C: Written Opinion of Evercore to the Conflicts Committee.

(c)                                  Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested equity security holder of Common Units or by any representative who has been so designated in writing.

ITEM 10.              SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) - (b), (d)                                   Source of Funds; Conditions; Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Conditions to Consummation of the Merger”

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Regulatory Approvals and Clearances Required for the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Equity Commitment Letter”

“The Merger Agreement”

(c)                                  Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Expenses”

ITEM 11.              INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) - (b)        Securities Ownership; Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger Agreement”

“Summary Term Sheet—The Merger”

“Summary Term Sheet—Treatment of Incentive Distribution Rights”

“Special Factors—Effects of the Merger”

“The Merger Agreement—The Merger”

“Certain Purchases and Sales of Common Units”

“Delisting and Deregistration”

“Information Concerning the Brookfield Filing Parties”

“Past Contacts, Transactions and Negotiations and Agreements”

ITEM 12.              THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)                                  Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Interests of Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Position of the Brookfield Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of the Brookfield Filing Parties for the Merger”

ITEM 13.              FINANCIAL STATEMENTS

Regulation M-A Item 1010

(a)                                 Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Special Factors—Effects of the Merger”

“Where You Can Find More Information”

The audited financial statements set forth in Item 8 of the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and the financial statements set forth in Item 1 of the Partnership’s Quarterly Reports on Form 6-K for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019 are incorporated herein by reference.

(b)                                 Pro Forma Information. Not applicable.

ITEM 14.              PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) - (b)        Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Conflicts Committee and the GP Board; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of the Directors, Officers and Management of Partnership GP in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.              ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)                                 Golden Parachute Compensation. Not applicable.

(c)                                  Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.              EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)††	Information Statement of Teekay Offshore Partners L.P. (the “Information Statement”).
(a)(2)	Notice of Action of Written Consent of Teekay Offshore Partners L.P. (incorporated herein by reference to the Information Statement).
(a)(3)†	Press Release of Teekay Offshore Partners L.P., dated October 1, 2019.
(b)	None.
(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex C of the Information Statement).
(c)(2)*††	Presentation materials prepared by Evercore Group L.L.C., dated June 20, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.
(c)(3)*††	Presentation materials prepared by Evercore Group L.L.C., dated June 25, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.
(c)(4)*††	Presentation materials prepared by Evercore Group L.L.C., dated June 27, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.
(c)(5)*††	Presentation materials prepared by Evercore Group L.L.C., dated August 16, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.
(c)(6)*††	Presentation materials prepared by Evercore Group L.L.C., dated September 26, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.

Exhibit No.	Description
(c)(7)*††	Presentation materials prepared by Evercore Group L.L.C., dated September 30, 2019, for the Conflicts Committee of the Board of Directors of Teekay Offshore GP L.L.C.
(d)(1)

Agreement and Plan of Merger, dated as of September 30, 2019, by and among Teekay Offshore Partners L.P., Brookfield TK Acquisition Holdings LP, Brookfield TK Merger Sub LLC and Teekay Offshore GP L.L.C., (incorporated herein by reference to Annex A of the Information Statement).

(d)(2)

Equity Commitment Letter, dated as of September 30, 2019, by Brookfield Capital Partners IV L.P., and agreed and accepted by Brookfield TK Acquisition Holdings LP, (incorporated herein by reference to Exhibit 1 to Amendment No. 6 to Schedule 13D/A filed by Brookfield Asset Management Inc. on October 2, 2019).

(f)(1)

Sixth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P., dated January 23, 2018 (incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 6-K (Commission File No. 001-33198) filed on January 23, 2018).

(g)	None.

*                                         Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

†                                         Previously filed.

††                                  Filed herewith.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 11, 2019

TEEKAY OFFSHORE PARTNERS L.P.

By:	Teekay Offshore GP L.L.C., its general partner

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Vice President and Company Secretary

BROOKFIELD TK ACQUISITION HOLDINGS LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD TK MERGER SUB LLC

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary of the Managing Member, Brookfield Capital Partners (Bermuda) Ltd.

TEEKAY OFFSHORE GP L.L.C.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Vice President and Company Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President, Legal and Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

BROOKFIELD TK TOLP LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD TK TOGP LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BCP GP LIMITED

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

By:	Brookfield Private Equity Inc., its general partner

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY) L.P.

By:	Brookfield Capital Partners Ltd., its general partner

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD TK BLOCK ACQUISITION LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary